

07003179

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200

(No. and Street)

Wakefield	**MA**	**01880**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Fournier **781-557-1300**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED FEB 2 8 2007 185 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Financial Statements and Supplemental Information

FSP Investments LLC
Year Ended December 31, 2006
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Barbara J. Fournier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FSP Investments LLC, as of December 31, 2006__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANET P. NOTOPOULOS
Notary Public
Commonwealth of Massachusetts
My Commission Expires Nov 22, 2007

Signature

Chief Operating Officer

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSP Investments LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
FSP Investments LLC

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting and Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2007

FSP Investments LLC

Statement of Financial Condition

December 31, 2006

Assets	
Current assets:	
Cash and cash equivalents	$5,217,718
Due from related party – Franklin Street	938,543
Due from related party – Sponsored REIT	267,292
Prepaid expenses and other assets	224,415
Total current assets	6,647,968
Fixed assets:	
Computers and office equipment	911,701
Furniture and fixtures	297,306
	1,209,007
Less accumulated depreciation	834,370
Fixed assets, net	374,637
Security deposits and other	33,170
Total assets	$7,055,775
Liabilities and members' equity	
Current liabilities:	
Accrued expenses:	
Commissions and bonuses	$2,643,000
Other	819,023
Total current liabilities	3,462,023
Members' equity	3,593,752
Total liabilities and members' equity	$7,055,775

See accompanying notes.

FSP Investments LLC

Statement of Income

Year Ended December 31, 2006

Revenue:	
Syndication income	$10,692,500
Transaction fee income	1,421,622
Interest and other income	83,973
Total revenue	12,198,095
Expenses:	
Commissions	5,315,675
Salaries and payroll taxes	2,962,107
Rent	200,438
Employee benefits	269,117
Travel and entertainment	215,380
Office and administrative	339,101
Depreciation	120,796
Professional fees	449,745
Consulting	72,472
Telephone and utilities	55,265
Maintenance and supplies	55,758
License and permits	52,911
Insurance	4,911
Total operating expenses	10,113,676
Income before taxes	2,084,419
Income taxes	839,396
Net income	$ 1,245,023

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2006

Balance at January 1, 2006	$3,223,729
Net income	1,245,023
Distributions	(875,000)
Balance at December 31, 2006	$3,593,752

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$1,245,023
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	120,796
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Due from related party – Franklin Street	(646,276)
Due from related party – Sponsored REIT	(263,406)
Prepaid expenses and other assets	71,461
Commissions and bonuses	417,330
Other liabilities	508,266
Net cash provided by operating activities	1,453,194
Cash flows from investing activity	
Purchase of fixed assets	(185,195)
Cash used in investing activity	(185,195)
Cash flows from financing activity	
Distributions to members	(875,000)
Cash used in financing activity	(875,000)
Net increase in cash and cash equivalents	392,999
Cash and cash equivalents at beginning of year	4,824,719
Cash and cash equivalents at end of year	$5,217,718
Supplemental disclosure of cash flow information	
Cash paid for:	
Taxes	$ 780,000

See accompanying notes.

FSP Investments LLC

Notes to Financial Statements

December 31, 2006

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act on September 16, 1996, and commenced operations on January 1, 1997. Prior to July 1, 2001, the Company was 99% owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corporation, accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS), and will incur income taxes at normal tax rates.

The Company provides real estate investment and broker/dealer services. These services include: (i) the organization of corporate entities designed to qualify as a real estate investment trust (Sponsored REIT); (ii) sourcing of the acquisition of real estate on behalf of the Sponsored REIT; and (iii) the sale of private placement of preferred stock in Sponsored REITs.

The Company is a registered broker/dealer and its broker/dealer operations are limited to those described in Paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company's principal source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risks

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in one bank which the Company believes to be credit worthy. The Company periodically assesses the financial condition of the bank and believes the risk of loss is minimal. Cash balances held with financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

Revenue Recognition

Syndication fees of 4%-8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense of 2%-4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a Sponsored REIT.

Transaction fee income includes an acquisition fee and a separate fee for organizational, offering, and other expenses. Acquisition fees are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Organizational, offering, and other expenditures for the Company are collected at each investor close. After all expenses are incurred, any residual funds or expenses are considered additional fees or an expense to the Company, and are generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met, and legal and economic rights have been transferred.

The Company follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards (SFAS) No. 66, *Accounting for Sales of Real Estate*, and Statement of Position 92-1, *Accounting for Real Estate Syndication Income*.

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a nonaffiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses were reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives, ranging from three to seven years.

Income Taxes

The Company is a taxable REIT Subsidiary, and incurs income taxes at normal federal and state corporate income tax rates.

3. Recent Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure, and transition. The guidance is effective for periods beginning after December 15, 2006. The adoption of this standard is not expected to have any impact on the Company's financial position, operations, or cash flow.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital was $1,755,695 and the required net capital was $230,917. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.97 to 1.

5. Related-Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related-party Sponsored REITs, in which Franklin Street, the Company's member, is the common stockholder. The Company earned syndication and transaction fee income from the Sponsored REITs totaling $12,114,122 for the year ended December 31, 2006. The receivable balance relating to Sponsored REIT at December 31, 2006 was $267,292.

There is a receivable balance from Franklin Street related to allocated expenses in the amount of $938,543 at December 31, 2006.

6. Lease Obligation

The Company leases its corporate office space under an operating lease that was amended in 2003. The lease includes a base annual rent, and additional rent for the Company's share of taxes and operating costs.

The lease provides for fixed-step rent increases, and the rental expense is recognized on the straight-line basis over the related lease term, while billings to the Company are based on required minimum rentals in accordance with the lease agreement. The cumulative expense recognized in excess of amounts billed to the Company is $28,907 at December 31, 2006.

Future minimum lease payments are as follows:

2007	$308,032
2008	181,824
	$489,856

7. Income Taxes

The income tax expense reflected in the statement of income differs from the amounts computed by applying the federal statutory rate of 34% to income before taxes as follows:

	For the Year Ended December 31 2006
Federal income tax expense at statutory rate	$708,703
Increase (decrease) in taxes resulting from:	
State income taxes, net of federal impact	130,693
Taxes on income	$839,396

7. Income Taxes (continued)

Taxes on income are a current tax expense. No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

8. Retirement Plan

In 2006, the Company established a 401(k) plan to cover eligible employees, which permits deferral of up to $15,000 per year (indexed for inflation) into the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. Employee's elective deferrals are immediately vested upon contribution to the 401(k) plan. The Company matches employee contributions to the 401(k) plan dollar for dollar up to 3% of each employee's annual compensation up to $200,000. In addition, we may elect to make an annual discretionary profit-sharing contribution. The Company's total contribution under the 401(k) plan amounted to $133,000 for the year ended December 31, 2006.

In 1999, the Company began a retirement savings plan for eligible employees, which was replaced by the 401(k) plan in 2006. Under the plan, the Company annually matched participant contributions up to the maximum allowed by tax regulations.

Supplemental Information

Schedule I

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2006

Total members' equity	$3,593,752
Deductions:	
Nonallowable assets:	
Due from related party – Franklin Street	938,543
Due from related party – Sponsored REIT	267,292
Prepaid expenses and other assets	224,415
Fixed assets, net	374,637
Security deposits and other	33,170
Total deductions	1,838,057
Net capital	$1,755,695

Computation of basic net capital requirement

Minimum net capital required, 6.67% of $3,462,023 pursuant to Rule 15c3-1	$ 230,917
Minimum dollar net capital requirement for broker/dealer	5,000
Net capital requirement	230,917
Excess net capital	$1,524,778
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$3,462,023
Ratio of aggregate indebtedness to net capital	1.97 to 1

Statement pursuant to Rule17a-5 (d)(4)

A reconciliation of the Company's computation of capital as reported in the unaudited Part II-A of Form X-17a-5 filed on January 24, 2007 is attached.

Schedule II

FSP Investments LLC

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Members of
FSP Investments LLC

In planning and performing our audit of the financial statements and supplemental schedules of FSP Investments LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's criteria.

This report is intended solely for the information and use of the Company's members, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2007

END